This Form CB contains 13 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549


RECEIVED
JUL 11 2005

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Ito-Yokado Co., Ltd.; Seven-Eleven Japan Co., Ltd.; Denny's Japan Co., Ltd.
(Name of Subject Company)


05059857

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Ito-Yokado Co., Ltd.
8-8, Nibancho, Chiyoda-ku
Tokyo, Japan
011-81-3-6238-2111
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Ito-Yokado Co., Ltd.:
Mika Nakamura
8-8, Nibancho, Chiyoda-ku
Tokyo, 102-8450, Japan
011-81-3-6238-2142

Seven-Eleven Japan Co., Ltd.:
Youichi Tsuda
8-8, Nibancho, Chiyoda-ku,
Tokyo, 102-8455, Japan
011-81-3-6238-3738

Denny's Japan Co., Ltd.:
Kyosuke Suzuki
8-8, Nibancho, Chiyoda-ku
Tokyo, 102-8415, Japan
011-81-3-6238-3525

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 10, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Attachment	Description
A	English translation of French language press release, dated July 8, 2005.

PART III - CONSENT TO SERVICE OF PROCESS

On April 21, 2005, Ito-Yokado Co., Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ito-Yokado Co., Ltd.

By: Sakae Isaka

Name: Sakae Isaka
Title: Representative director, President and Chief Operating Officer
Date: July 11, 2005

EXHIBIT INDEX

Attachment	Description
A	English translation of French language press release, dated July 8, 2005.

Attachment A

ITO-YOKADO CO., LTD.

Press release (scheduled for July 8, 2005)

Delisting of the shares of Ito-Yokado Co., Ltd. from Eurolist by Euronext Paris S.A.
Sales facilities for the shares of Ito-Yokado Co., Ltd. on the Tokyo Stock Exchange

On June 28, 2005, as described in the press releases dated April 20, 2005 and June 29, 2005, the board of directors of Ito-Yokado Co., Ltd. (the "Company") adopted a resolution authorizing the delisting of the shares of the Company from Eurolist by Euronext Paris S.A. ("Euronext") (ISIN Code: JP3142800006) in connection with the implementation of the joint stock-transfer agreed upon between the Company, Seven-Eleven Japan Co., Ltd. and Denny's Japan Co., Ltd. on April 20, 2005.

As a result of the joint stock-transfer, each of the Company, Seven-Eleven Japan Co., Ltd. and Denny's Japan Co., Ltd. will become a wholly-owned subsidiary of a newly established holding company, Seven & I Holdings Co., Ltd. (the "Holding Company"), and the shareholders of the Company, Seven-Eleven Japan Co., Ltd. and Denny's Japan Co., Ltd. will receive shares of the Holding Company in exchange for the shares they currently hold in accordance with the stock-transfer ratios described in the April 20 press release. Following the joint stock-transfer, the Holding Company will be publicly owned and its shares will be listed on the Tokyo Stock Exchange. The shares of the Holding Company are not expected to be listed on Eurolist. In late May 2005, the joint stock-transfer was approved at each participating company's ordinary general shareholders' meeting, and the transaction is scheduled to close on September 1, 2005.

Euronext has approved, and the *Autorité des marchés financiers* did not oppose, the delisting of the shares of the Company from Eurolist effective as of August 26, 2005. Euronext published a notice relating to the delisting dated July 8, 2005.

In connection with the joint stock-transfer, the shares of the Company will also be delisted from the Tokyo Stock Exchange on August 26, 2005. In order to permit shareholders to either (i) retain their shares of the Company so as to receive shares of the Holding Company upon the closing of the joint stock-transfer or (ii) sell their shares of the Company on the Tokyo Stock Exchange prior to the closing date, the Company will initiate an orderly withdrawal process in France. The shares of the Company will continue to be listed on Eurolist until the close of trading on August 25, 2005. In addition, the Company has designated Société Générale as its agent to conduct a sales facilities procedure in Japan. Under this procedure, shareholders will be entitled to transfer their shares of the Company to Société Générale for two successive periods of ten trading days ending on July 22, 2005 and August 9, 2005 respectively. Société Générale will act as a centralizing agent and will sell all of such transferred shares on the Tokyo Stock Exchange at the market price. The brokerage costs, centralization charges and share-transfer related costs incurred in connection

with the sale of the shares of the Company on the Tokyo Stock Exchange will be borne by the Company.

Shareholders who wish to sell their shares of the Company will have to ask their account holder to transfer their shares of the Company to Société Génerale during the two successive periods mentioned above.

Shareholders of the Company who elect to retain their shares of the Company will receive, upon the closing of the joint stock-transfer, shares of the Holding Company pursuant to the following ratio: 1.20 shares of the Holding Company in exchange for each share of the Company. In order to receive share certificates of the Holding Company, the shareholders of the Company will be entitled to instruct their account holder to transfer their share certificates of the Company to the transfer agent appointed by the Company. Then, in accordance with the Commercial Code of Japan, in late July 2005, the Company will publish a public notice in Japan stating that the share certificates of the Company must be submitted to the transfer agent within a limited period, and that all share certificates of the Company will become null and void on the effective date of the joint stock-transfer. However, shareholders who have not submitted their share certificates of the Company within such a period will still be able thereafter to receive share certificates of the Holding Company by submitting their share certificates of the Company to the transfer agent appointed by the Holding Company, although it might take longer for them to receive share certificates of the Holding Company using this process than it will take shareholders who have submitted their share certificates of the Company within the designated period. Please note that under the Commercial Code of Japan, the shareholders of the Holding Company will not be able to sell their shares until receiving share certificates of the Holding Company. An additional press release will be published in France in order to describe in more detail the terms of and the timetable for the procedure for submitting share certificates of the Company.

In lieu of the Company paying interim dividends for this business year, the Holding Company expects to make a stock-transfer distribution consisting of a cash distribution to shareholders registered or recorded on the last shareholders' register (including the beneficial shareholders' register) of the Company on the day preceding the effective date of the joint stock-transfer upon consummation of the stock-transfer. The amount of the distribution would be, subject to any changes in current expectations as to the anticipated assets and liabilities of the companies as well as any changes in economic conditions and other circumstances, as follows: 16 yen per share of the Company.

The sales facilities procedure will be implemented pursuant to the following timetable:

• Opening of the first sales facilities procedure	July 11, 2005

•	Closing of the first sales facilities procedure	July 22, 2005
•	Centralization by Société Générale	July 26, 2005
•	Opening of the second sales facilities procedure	July 27, 2005
•	Sale of the shares of the Company transferred as part of the first sales facilities procedure on the Tokyo Stock Exchange	from July 29, 2005
•	Distribution to shareholders of the proceeds of the sale of the shares of the Company transferred as part of the first sales facilities procedure	After the determination of the weighted average price and upon the receipt of the sale proceeds by Société Générale for the first sales facilities procedure
•	Closing of the second sales facilities procedure	August 9, 2005
•	Centralization by Société Générale	August 12, 2005
•	Sale of the shares of the Company transferred as part of the second sales facilities procedure on the Tokyo Stock Exchange	from August 18, 2005
•	Distribution to shareholders of the proceeds of the sale of the shares of the Company transferred as part of the second sales facilities procedure	After the determination of the weighted average price and upon the receipt of the sale proceeds by Société Générale for the second sales facilities procedure
•	Delisting of the shares of the Company from Eurolist by Euronext	August 26, 2005
•	Withdrawal of the shares of the Company from Euroclear France	September 16, 2005

//

Shareholders of the Company should note the following:

Participation in the sales facilities procedure to be conducted by Société Générale is entirely voluntary. Shareholders may, if they prefer, retain their shares of the Company under the terms and conditions stated by their account holder.

Shareholders who wish to sell their shares of the Company may transfer them to Société Générale during one of the transfer periods described above or sell them on Eurolist under the usual terms at any time until the close of trading on August 25, 2005.

The sale of the shares of the Company on the Tokyo Stock Exchange by Société Générale pursuant to the sales facilities procedure will be effected at the market price prevailing at the time of the sale. The sale may be completed all at once or over several occasions, at Société Générale's discretion, depending on the level of liquidity of the Tokyo Stock Exchange. With respect to each of the two transfer periods under the sales facilities procedure, Société Générale will calculate a weighted average price for the shares transferred to, and sold on the Tokyo Stock Exchange by, Société Générale during such period. The proceeds to be distributed to each shareholder will be determined on the basis of such weighted average sale price. The yen-denominated sale proceeds will be converted to euros by Société Générale at the exchange rate prevailing at the time of the sale of the shares.

A notice relating to the terms of the sales facilities procedure has been published by Euronext Paris S.A. on July 8, 2005 under n° 2005-2871.

For any additional information, shareholders may also refer to their account holder, who has received detailed instructions.

This press release is neither an offer of securities for sale, nor the solicitation of an offer to purchase securities, in France, the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an applicable exemption from such registration. Any public offering of securities in the United States would be made by means of a prospectus to be obtained from the issuer, which would contain detailed information about the company and management, as well as financial statements, pursuant to U.S. disclosure standards set forth in the Securities Act. The parties in tend to rely on an exemption from registration under the Securities Act in connection with the joint stock-transfer, as a result of which it is not expected that any such U.S. prospectus will be prepared.

The proposed joint stock-transfer involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein, if any, or in any disclosure document relating to the transaction is based on financial statements

prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed joint stock-transfer that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.